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                                                               Exhibit (a)(5)(A)

                                   MARITRANS


December 17, 2001

Dear Stockholder:

   Maritrans Inc. is offering to purchase up to 2,000,000 shares of its common stock from its existing stockholders, subject to the terms set forth in the enclosed offer to purchase and the related letter of transmittal. The price paid by Maritrans will not be greater that $12.50 or less than $11.00 per share. Maritrans is conducting the tender offer through a procedure commonly referred to as a modified "Dutch auction." This procedure allows you to select the price within the $11.00 to $12.50 price range at which you are willing to sell your shares to Maritrans. The actual purchase price will be determined by Maritrans in accordance with the terms of the tender offer. As an alternative to selecting a specific price, you may indicate that you are willing to sell your shares at whatever price is determined by Maritrans, which could result in your receipt of a price per share as low as $11.00. All shares purchased under the tender offer will receive the same price. You may tender all or only a portion of your shares, subject to proration if more than 2,000,000 shares are tendered at or below the price determined by Maritrans.

   The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

   The Board of Directors of Maritrans has approved the tender offer. However, none of Maritrans, Maritrans' board of directors, the information agent or the dealer manager is making any recommendation to you as to whether you should tender of refrain from tendering your shares or as to the price or prices at which you should choose to tender your shares. You should make your own decision based on your views as to the value of Maritrans' shares and Maritrans' prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

   THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JANUARY 18, 2002, UNLESS EXTENDED BY MARITRANS.

   If you have any questions regarding the tender offer or need assistance in tendering your shares, you may contact D.F. King & Co., Inc. the information agent, at 800-659-6590, or Merrill Lynch & Co., the dealer manager, at 609-274-3066 (call collect). Requests for additional copies of the offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning our offer. To confirm delivery of shares, stockholders are directed to contact the depositary.



Sincerely,


/s/ Stephen A. Van Dyck
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Stephen A. Van Dyck
Chairman and Chief Executive Officer